Exhibit (b)(1)
EXECUTION COPY
December 17, 2009
CONFIDENTIAL
72 Mobile Holdings, LLC

c/o	S.A.C. Private Capital Group, LLC
540 Madison Avenue, 9th FL
New York, NY 10022
Attention: Frank Baker
Re: Project Air
$170 MILLION SENIOR SECURED LOAN
COMMITMENT LETTER
Ladies and Gentlemen:
72 Mobile Holdings, LLC (“Air Newco”, “Holdings” or “you”) has advised GSO Capital Partners LP (“GSO”, “we” or “us”) that you are seeking to acquire (the “Acquisition”) an 100% interest (together with management investors and the other investors described below) in Airvana, Inc. (the “Company”) pursuant to a merger agreement dated as of December 17, 2009 (the “Merger Agreement”; with the survivor of the merger also being referred to herein as the “Company”), pursuant to which you will merge your wholly owned subsidiary (“AcquisitionCo”) with and into the Company, with the Company being the surviving corporation, and in connection with the Acquisition you intend to recapitalize the Company (together with the Acquisition, the “Transactions”). As mentioned in our previous conversations, we are excited about this opportunity for GSO and its affiliated funds to provide you with debt financing for the Transactions as we are already familiar with the industry and the Company.
You have also advised GSO that you intend to finance the Transactions, the related costs and expenses, and the ongoing working capital and other general corporate activities of the Company from the following sources, and that no financing other than the financing described herein will be required in connection with the Transactions:
a)	Senior Secured Loan of the Borrower (as defined in the Term Sheet) (the “Senior Loan”), in an aggregate principal amount of up to $170.0 million having the terms set forth on the term sheet attached hereto as Exhibit B (collectively, including the annexes thereto, the “Term Sheet”) and equity constituting 5% of the membership interests of Holdings (which may be diluted by management options representing up to 3.5% of the membership interest of Holdings) (the “Lender Equity”), which equity interests shall have the same terms as the equity interests issued on the Closing Date to certain Lenders and/or their affiliates pursuant to their co-investment in Holdings; and

b)	Cash equity (such equity to be solely in the form of membership interests which are not disqualified equity interests (having the meaning customarily given to such term)) provided by

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S.A.C. Private Capital Group, LLC and/or its affiliates (together “SAC PCG”) and (so long as SAC PCG beneficially owns the economic interest in, and has the power to vote or direct the voting of, 51% or more of all equity of Holdings, the Company and the Borrower) other investors (the “Equity Contribution”), representing (inclusive of management equity rolled over in connection with the Acquisition) a minimum of 42.5% of the pro forma capitalization of the Company.
Immediately after consummating the Transactions, the Company and its subsidiaries will have no outstanding indebtedness except as described above and except for trade payables, capital leases, equipment financings and other limited and non-material indebtedness that is in each case either expressly permitted to remain outstanding on the Closing Date (as defined in the Term Sheet) pursuant to the Merger Agreement or otherwise agreed to by GSO.
In connection with the foregoing, GSO is pleased to advise you of its commitment (on behalf of certain funds managed by GSO) to provide the entire principal amount of the Senior Loan, upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment”) (including the Term Sheet and other attachments hereto, this “Commitment Letter”).
You and we agree that no titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid in connection with the Senior Loan unless you and we shall so agree.
GSO, in consultation with you, may assign through a syndication process or otherwise, its Commitment in part to one or more financial institutions, identified by GSO in consultation with you, that will become parties to the definitive documentation for the Senior Loan and the Lender Equity (the “Facilities Documentation”) (the financial institutions becoming parties to the Facilities Documentation being collectively referred to as the “Lenders”); provided that (a) we agree not to syndicate the Commitment to certain institutions that have been specified by you to us in writing prior to the date hereof (such institutions, “Excluded Lenders”), (b) notwithstanding GSO’s right to syndicate the Senior Loan and receive commitments with respect thereto, no such assignment to non-affiliates of GSO shall be consummated prior to the Closing Date and no assignment (including to any affiliate of GSO) shall release GSO from its commitment or otherwise reduce or reallocate such commitment prior to the Closing Date, and (c) GSO shall retain exclusive control over all rights and obligations with respect to the Commitment, including all rights with respect to consents, modifications and amendments of this Commitment Letter and the Fee Letter (as defined below), until the Closing Date has occurred. You agree to assist GSO and cooperate with GSO in such syndication process to such extent as GSO may reasonably request, including but not limited to (x) your using commercially reasonable efforts to cause direct contact between the Company’s senior management, on the one hand, and the proposed Lenders, on the other hand at mutually agreed upon times, and (y) hosting, with GSO, one or more meetings of prospective Lenders at times and at locations to be mutually agreed upon (and your using commercially reasonable efforts to cause the officers of the Company to be available for such meetings). Without limiting your obligations to assist with syndication efforts as set forth herein, GSO agrees that neither the commencement nor a successful and timely completion of such syndications is a condition to its Commitment.
You hereby represent and covenant that (a) to the best of your knowledge, all written information other than the Projections (as defined below) and information of a general economic or industry nature that does not relate to the Company (the “Information”) that has been or will be made available to GSO by or on behalf of you or any of your representatives, taken as a whole, is or will be, when furnished, correct in

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all material respects (after giving effect to all supplements thereto) and does not omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements thereto), (b) the projections with respect to the Company and its subsidiaries (the “Projections”) that have been or will be made available to GSO by or on behalf of you or any of your representatives, have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time so made available; it being understood that the Projections are as to future events and are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that, if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections such that the representations and warranties in the preceding sentence will be correct in all material respects under those circumstances.
As consideration for GSO’s commitment hereunder and its agreement to perform the services described herein, you agree to pay GSO the fees, and reimburse GSO for expenses, in each case, as set forth in this Commitment Letter and the fee letter dated the date hereof and delivered herewith with respect to the Senior Loan (the “Fee Letter”).
GSO’s Commitment hereunder and its agreement to perform the services described herein are subject to: (a) our satisfaction that, prior to the closing of the Senior Loan, there shall be no competing issues of debt securities or commercial bank or other credit facilities of Air Newco, AcquisitionCo, the Company or its subsidiaries being offered, placed or arranged and that, as of and immediately after the closing of the Transactions, Holdings, the Company and its subsidiaries shall have no indebtedness except for the Senior Loan and except for trade payables, capital leases, equipment financings and other limited and non-material indebtedness that is in each case either expressly permitted to remain outstanding on the Closing Date pursuant to the Merger Agreement or otherwise agreed to by GSO; and (b) the other conditions set forth or referred to in the Term Sheet; it being understood that the conditions to closing set forth in the Term Sheet are the only other conditions to availability of the Senior Loan on the Closing Date. Notwithstanding anything in this Commitment Letter, the Term Sheet, the Fee Letter, the Facilities Documentation or any other letter agreement or other undertaking concerning the Transactions to the contrary, (i) the only representations relating to you, the Company and your and its businesses the making of which shall be a condition to availability of the Senior Loan on the Closing Date shall be (A) such of the representations made by the Company in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement (the “Merger Agreement Representations”) and (B) the Specified Representations (as defined below) and (ii) the terms of the Facilities Documentation shall be in a form such that they do not impair availability of the Senior Loan on the Closing Date if the conditions set forth herein and in the “Conditions to Close” section of Exhibit B are satisfied (it being understood that, to the extent any Guarantee or Collateral (each as defined in the Term Sheet) (other than any Guarantee by Holdings, the Borrower or its U.S. subsidiaries (other than FMC, as defined in the Term Sheet, solely to the extent FMC constitutes a separate subsidiary of Holdings on the Closing Date), or the pledge and perfection of the security interest in the capital stock of the Borrower and any U.S. subsidiaries of the Borrower (to the extent required under the Term Sheet) and other assets pursuant to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code and/or the filing of evidence of the grant of a security interest in such assets in the records of the U.S. Patent and Trademark Office or the U.S. Copyright Office) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the delivery of such Guarantee

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and/or perfection of liens in such Collateral shall not constitute a condition precedent to the availability of the Senior Loan on the Closing Date but shall be required to be delivered or perfected (as applicable) after the Closing Date pursuant to arrangements to be mutually agreed). For purposes hereof, “Specified Representations” means the representations and warranties of the Borrower set forth in the Facilities Documentation relating to corporate existence, power and authority to enter into the Facilities Documentation and the Transactions, the due authorization, execution, delivery and enforceability of the Facilities Documentation, solvency of Holdings, the Company and its subsidiaries on a consolidated basis, no conflicts with or violation of charter documents, use of proceeds, Federal Reserve margin regulations, the Investment Company Act and the creation, perfection and priority (subject to the liens permitted under the Facilities Documentation) of the liens securing the Senior Loan (subject to the limitations on perfection described in the preceding sentence).
You agree to indemnify and hold harmless GSO as set forth in Exhibit A hereto, the terms of which are incorporated herein in their entirety.
This Commitment Letter shall not be assignable by either party hereto (except that you may assign your obligations (other than with respect to assistance to be provided in connection with the syndication of the Senior Loan and confidentiality of the Commitment Letter and the Fee Letter and the contents thereunder) under this Commitment Letter to the ultimate Borrower under the Senior Loan, so long as such entity is controlled by SAC PCG, substantially concurrently with the consummation of the Acquisition) without the prior written consent of the other party (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Parties (as defined in Exhibit A)), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Parties) and is not intended to create a fiduciary relationship between the parties hereto. Notwithstanding the foregoing or any other provision contained in this Commitment Letter to the contrary, (x) GSO may assign its commitment hereunder, in whole or in part, to any of its affiliates or to any Lender in accordance with the sixth paragraph of this Commitment Letter, and (y) any and all obligations of, and services to be provided by, GSO hereunder (including, without limitation, its Commitment) may be performed and any and all rights of GSO hereunder may be exercised by or through any of its affiliates or branches having the ability to perform GSO’s obligations hereunder; provided that no such assignment pursuant to clause (x) or delegation of obligations or rights pursuant to clause (y) shall alleviate or reduce GSO’s commitments hereunder to fund the Senior Loan until such time as such affiliate, branch or Lender actually funds its commitment to make such portion of the Senior Loan so assigned. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by us and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter supersede all prior understandings, whether written or oral, between us with respect to the Senior Loan (other than the non-disclosure agreement dated August 10, 2009 between us and SAC PCG, except that GSO may make any disclosure of this Commitment Letter, the Fee Letter, any of their respective terms or substance, and the activities of GSO pursuant hereto permitted by the paragraph following the next succeeding paragraph of this Commitment Letter). This Commitment Letter shall be governed by, and construed in accordance with, the laws of the state of New York; provided, however, that the interpretation of the definition of “Company Material Adverse Effect” (as defined in the Merger Agreement) (and whether or not a Company Material Adverse Effect has occurred) in this Commitment Letter and the Term Sheet shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

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Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any such New York State court or in any such Federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their respective terms or substance, nor the activities of GSO or you pursuant hereto, shall be disclosed, directly or indirectly by GSO or you, to any other person except (a) to their respective affiliates, officers, directors, employees, attorneys, accountants and advisors and their respective affiliates’ officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis or (b) as required by applicable law or compulsory legal process (in which case each of GSO and you agrees to inform the other promptly thereof); provided that (i) you and GSO may disclose this Commitment Letter and the contents hereof (but not the Fee Letter or the contents thereof other than a redacted version not showing the amount of any of the fees and with other redactions to be agreed upon in the sole discretion of GSO) to the sellers and the Company and their respective officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis, (ii) you may disclose the fees contained in the Fee Letter as part of a generic disclosure of aggregate sources and uses for the Transactions to the extent customary or required in marketing materials or in any public filing with the Securities and Exchange Commission, provided that GSO shall have reasonable approval rights as to the form of such disclosure), and (iii) GSO may disclose this Commitment Letter and the contents hereof to its limited partners on a confidential basis to the extent required or customary in connection with the making of GSO’s commitments hereunder and for the purposes of funding the Senior Loan. Notwithstanding the foregoing, (A) after the Closing Date, GSO may publicize in its marketing materials that GSO provided the commitment for the Senior Loan (which may include the reproduction of the Company’s logo) so long as the Company consents to the form of such disclosure prior to the initial use thereof, (B) the Commitment Letter, Term Sheet and (if GSO so elects) Fee Letter may be disclosed by GSO to potential participants in the Senior Loan and potential Lenders who agree to be bound by substantially similar confidentiality provisions, and (C) the parties hereto acknowledge and agree that public filing of this Commitment Letter will be required to comply with the laws and regulations governing the Acquisition.
Notwithstanding any term or provision hereof to the contrary but subject to the proviso hereto, all of the obligations of GSO and you hereunder and under the Fee Letter in respect of indemnification, confidentiality, payment of fees and other amounts, and expense reimbursement shall remain in full force and effect regardless of whether the Facilities Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or GSO’s commitments and agreements hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to assistance to be provided in connection with the syndication of the Senior Loan and confidentiality of the Commitment Letter and the Fee Letter and their contents) shall automatically and without further action terminate and be superseded by the corresponding provisions of the Facilities

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Documentation upon the initial funding thereunder, and such obligations shall be solely the obligations of the Borrower and the Guarantors pursuant to the Facilities Documentation at such time.
EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.
GSO hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), GSO and any other Lender may be required to obtain, verify and record information that identifies you and/or the Company, which information includes the name, address, tax identification number and other information regarding you and/or the Company that will allow GSO or such Lender to identify the Company in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to GSO and any other Lender.
You acknowledge that GSO and its respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests. Neither we nor any of our affiliates will use confidential information obtained from you or any of your representatives by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you in connection with the performance by us of services for other companies, and we will not furnish any such information to other companies. You also acknowledge that neither we nor any of our affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us from other companies.
If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter by returning to us executed counterparts hereof not later than 10:00 p.m., New York City time, on December 17, 2009. GSO’s Commitment hereunder and its agreements contained herein will expire at such time in the event that we have not received such executed counterparts in accordance with the immediately preceding sentence. This Commitment Letter and GSO’s Commitment hereunder and its agreements contained herein will terminate at the earlier of: (a) the closing of the Transactions without the use of the financing proposed hereunder or (b) the close of business on the Outside Date, in the event that the initial borrowing in respect of the Senior Loan does not occur on or before the Outside Date (as defined in the Merger Agreement), unless we shall, in our sole discretion, agree to an extension.
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Thank you again for contacting us about the Transactions referred in this Commitment Letter and as always, we look forward to partnering with you on this exciting opportunity.

Sincerely, GSO CAPITAL PARTNERS LP, on behalf of certain funds managed by GSO
By	/s/ George Fan
	Name:	George Fan
	Title:	Chief Legal Officer

Accepted and agreed to as of the date first above written: 72 MOBILE HOLDINGS, LLC
By	/s/ Peter Berger
	Name:	Peter Berger
	Title:	President

EXHIBIT A
INDEMNIFICATION PROVISIONS
Unless otherwise defined, terms used herein shall have the meanings assigned thereto in the commitment letter dated today’s date (the “Commitment Letter”) (each other capitalized term used but not defined herein having the meaning assigned in the Commitment Letter).
In accordance with the Commitment Letter and subject to the terms of the Fee Letter, you (the “Indemnitor”) shall pay all of the Agent’s (as defined in the Term Sheet) and GSO’s reasonable and documented out-of-pocket costs and expenses (including, without limitation, all reasonable and documented out-of-pocket costs and expenses arising in connection with the syndication of the Senior Loan and any due diligence investigation performed by GSO, and the reasonable fees and expenses of one counsel to the Agent and one special counsel to GSO and also any local or specialist legal counsel as shall be reasonably necessary following consultation with you in connection with the transactions contemplated hereby) actually incurred relating to the negotiation, preparation, execution, delivery or administration of the Commitment Letter, the Fee Letter and the Facilities Documentation (collectively, the “Expenses”).
In addition, the Indemnitor hereby indemnifies and holds harmless all Indemnified Parties (as defined below) from and against all Liabilities (as defined below). “Indemnified Party” shall mean the Agent, GSO (other than in its capacity as an equity holder in the Company), each affiliate of any of the foregoing and the respective directors, officers and employees of each of the foregoing, and each other person controlling any of the foregoing within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended. “Liabilities” shall mean any and all losses, claims, damages, liabilities or other costs or expenses to which an Indemnified Party becomes subject which arise out of or relate to or result from any transaction, action or proceeding connected with the Transactions or the other matters described or referred to in the Commitment Letter and the Fee Letter; provided that Liabilities shall not include any losses, claims, damages, liabilities or other costs or expenses to the extent resulting from the gross negligence or willful misconduct of an Indemnified Party or which result from a claim brought as a result of the breach by an Indemnified Party of its obligations under any documents executed in connection with the Senior Loan. In addition to the foregoing, the Indemnitor agrees to reimburse each Indemnified Party for any reasonable legal or other reasonable out-of-pocket expenses incurred by such Indemnified Party in connection with investigating, defending or participating in any action or other proceeding relating to any Liabilities (whether or not such Indemnified Party is a party to any such action or proceeding).
In no event shall you or the Company have any liability to any Indemnified Party for any consequential, special, indirect, incidental or punitive damages, except for any such consequential, special, indirect, incidental or punitive damages included in any third party claim in connection with which such Indemnified Party is entitled to indemnification. If any Indemnified Party is entitled to indemnification under this Exhibit A with respect to any action or proceeding brought by a third party, you shall be entitled to assume the defense of any such action or proceeding with counsel reasonably satisfactory to the Indemnified Party. Upon assumption by you of the defense of any such action or proceeding, the Indemnified Party shall have the right to participate in such action or proceeding and to retain its own counsel but you shall not be liable for any legal expenses of other counsel subsequently incurred by such Indemnified Party in connection with the defense thereof unless (i) you have agreed to pay such fees and expenses, (ii) you shall have failed to employ counsel reasonably satisfactory to the Indemnified Party in a timely manner, or (iii) the counsel you attempt to engage in connection with the assumption by you of such defense is also engaged to represent you in such matter, and there are actual conflicting interests between you and the Indemnified Party that make you and the Indemnified Party adverse to each other in relation to such matter, unless such counsel confirms in writing that it can continue to represent both you and such Indemnified Party in such matter notwithstanding such actual conflict of interest without

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obtaining a written waiver from you and such Indemnified Party of such conflict. You shall not consent to the terms of any compromise or settlement of any action defended by you in accordance with the foregoing without the prior consent of the Indemnified Party (other than any such compromise or settlement exclusively requiring payment of money by you and providing a full and unconditional release for the Indemnified Party and not including any statement as to any adverse admission by or on behalf of the Indemnified Party or its affiliates), such consent not to be unreasonably withheld or delayed.
In no event shall you or the Company be liable to an Indemnified Party for any compromise or settlement with respect to any indemnified matter under this Exhibit A entered into by such Indemnified Party without your prior consent, such consent not to be unreasonably withheld or delayed.
It is further agreed that GSO shall only have liability to you (as opposed to any other person) and that GSO shall be liable solely in respect of its commitment to the Senior Loan. Neither GSO nor any of the other Indemnified Parties shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letter, the Senior Loan, the Transactions or the transactions contemplated hereby, and you hereby waive, release and agree not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in your favor.

EXHIBIT B
$170.0 MILLION of FUNDED INDEBTEDNESS
Summary of Indicative Terms and Conditions
December 17, 2009
This Summary of Indicative Terms and Conditions is part of the Commitment Letter, dated December 17, 2009 (together with the exhibits thereto, the “Commitment Letter”), addressed to 72 Mobile Holdings, LLC, a Delaware limited liability company (“Holdings”), by GSO Capital Partners LP (“GSO”) for the purpose of providing financing to 72 Mobile Acquisition Corp., a newly formed subsidiary of Holdings (“AcquisitionCo”), or Airvana, Inc. (“Airvana”) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.
Senior Secured Loan (the “Senior Loan”) — $170.0 Million

BORROWER:	Initially, Airvana or AcquisitionCo (the “Borrower”). After giving effect to the merger contemplated by the Merger Agreement, the primary operating company for the EV-DO business shall be the borrower or a co-borrower.

DIRECT PARENT:	Holdings.

LENDER:	One or more funds managed by GSO (the “Lead Lender”) and other banks and financial institutions selected by GSO in consultation with Holdings prior to the Closing Date or who become lenders in accordance with the terms and conditions of the Facilities Documentation, but in each case excluding the Excluded Lenders (each, a “Lender” and, collectively, the “Lenders”).

AGENT:	Wilmington Trust Company, or such other entity selected by GSO and reasonably satisfactory to Borrower, will act as administrative and/or collateral agent for the Lenders (in such capacity, the “Agent”).

CLOSING DATE:	The first date on or before the Outside Date (as defined in the Merger Agreement), or such other date as may be mutually agreed, on which the conditions precedent set forth in the ninth paragraph of the Commitment Letter and in the “Conditions to Close” section of this Term Sheet shall be satisfied and the Senior Loan shall be funded (the “Closing Date”).

PRINCIPAL AMOUNT:	$170.0 million.

INTEREST RATE:	14.00% ; payable quarterly in cash. The default interest rate will be 2.00% per annum above the foregoing, accruing during the continuance of any event of default and payable on demand.

USE OF PROCEEDS:	The Senior Loan, together with an equity investment by SAC PCG and other investors and cash on hand of the Borrower and its subsidiaries, will be used to fund the Acquisition and pay fees and expenses in connection with the Transactions.

MATURITY:	7 years from the Closing Date.

AMORTIZATION:	None.

GUARANTORS:	All obligations of the Borrower under the Senior Loan will be unconditionally guaranteed (the “Guarantees”) by Holdings and each existing and subsequently acquired or organized domestic subsidiary of Holdings (collectively, the “Guarantors” and, together with the Borrower, the “Loan Parties”) (it being understood and agreed that each of FMC (as defined below) and its subsidiaries shall cease to constitute a Guarantor upon the earliest to occur of the following (with respect to the relevant Guarantor, an “FMC Guarantor Release Event”): (i) with respect to FMC and all such subsidiaries, (a) the consummation of an initial public offering of equity securities of FMC, (b) the consummation of an issuance of equity securities of FMC to an unaffiliated third party investor, the aggregate cash proceeds of which exceed $20.0 million, and (c) the closing date of a secured working capital facility of $20.0 million or more for FMC, provided by an unaffiliated third party, and (ii) with respect to any such individual Guarantor, such Guarantor ceasing to constitute a subsidiary of Airvana in a transaction permitted under the Facilities Documentation).

Notwithstanding the foregoing, (i) subsidiaries may be excluded from the guarantee requirements to the extent mutually agreed in the Facilities Documentation in circumstances where the Borrower and the Agent reasonably agree that the cost of providing such a Guarantee is excessive in relation to the benefit afforded the Lenders thereby and (ii) the delivery of the Guarantees on the Closing Date shall be subject to the ninth paragraph of the Commitment Letter.

SECURITY:	The Senior Loan and the Guarantees will be secured by the grant of a first priority perfected security interest in all of the Loan Parties’ real and personal property and assets, including without limitation: (a) a perfected first priority pledge by Holdings of the capital stock of the Borrower and a pledge by each Borrower and Guarantor of the capital stock of each of its direct subsidiaries, including FMC (which pledge, in the case of subsidiaries not organized under the laws of one of the fifty states of the United States or the District of Columbia, will be limited to 100% of the non-voting capital stock and 65% of the voting capital stock of such subsidiaries) and (b) perfected first priority security interests in, and mortgages, account control agreements (it being understood that account control agreements shall be entered into after the Closing Date), pledges or grants on, all tangible and intangible real or personal or mixed property of the Borrower and each Guarantor, including, without limitation, accounts, deposit accounts and other bank or securities accounts, inventory, equipment, investment property, intellectual property, other general intangibles, owned or leased real property and proceeds of the foregoing (the foregoing collateral described in clauses (a) and (b) but excluding the Excluded Property (as defined below), the “Collateral”).

Notwithstanding the foregoing, (i) in circumstances where the Borrower and the Lead Lender reasonably agree that the cost of creating or perfecting a security interest in any Collateral is excessive in relation to the benefit afforded the Lenders, the Facilities Documentation will provide that the Loan Parties shall not be required to create or perfect, as the case may be, such security interest (it being understood that during an event of default the Agent or the majority lenders (or other agreed required lenders) shall have the right to create or perfect, as the case may be, such security interest) and (ii) the grant of security interest on the Closing Date shall be subject to the ninth paragraph of the Commitment Letter.

Notwithstanding the foregoing, the pledge and grant of a Lien and security interest as provided herein shall not extend (A) with respect to FMC any of its subsidiaries, to any assets thereof upon the occurrence of an FMC Guarantor Release Event with respect to such entity, and (B) with respect to any Loan Party, to equipment subject to a purchase money security interest or equipment lease (“Encumbered Equipment”), or to any contract, general intangible, instrument, license or chattel paper in which any Loan Party has any right, title or interest, if and to the extent such Encumbered Equipment, contract, general intangible, instrument, license or chattel paper is subject to a permitted lien (as agreed and defined in the Facilities Documentation), contractual provision or other restriction on assignment permitted under the Facilities Documentation such that the creation of a security interest in the right, title or interest of such Loan Party therein would be prohibited and would, in and of itself, cause or result in a default thereunder enabling another person party to such Encumbered Equipment purchase contract or lease, contract, general intangibles, instrument, license or chattel paper to enforce any remedy with respect thereto (the “Excluded Property”); provided that the foregoing exclusion shall not apply if (i) such prohibition has been waived or such other Person has otherwise consented to the creation hereunder of a security interest in such Encumbered Equipment, contract, general intangible, instrument, license or chattel paper (it being understood that no Loan Party shall be required to seek any such consent or waiver from a third party) or (ii) such prohibition would be rendered ineffective pursuant to Section 9-406, 9-407 or 9-408 of Article 9 of the Uniform Commercial Code, as applicable and as then in effect in any relevant jurisdiction, or any other applicable law (including the Bankruptcy Code) or principles of equity; provided further that immediately upon the ineffectiveness, lapse or termination of any such provision, such Loan Party shall be deemed to have granted a security interest in, all its rights, title and interests in and to such Encumbered Equipment, contract, general intangibles, instrument, license or chattel paper as if such provision had never been in effect; and provided further that the foregoing exclusion shall in no way be construed so as to limit, impair or otherwise affect the Agent’s unconditional continuing security interest in and to all rights, title and interests of such Loan Party in or to any payment obligations or other rights to receive monies due or to become due under any such Encumbered Equipment, contract, general intangibles, instrument, license or chattel paper and in any such monies and other proceeds of such Encumbered Equipment, contract, general intangibles, instrument, license or chattel paper.

“Separation Date” shall mean the date that is the earlier of (i) the date that is 180 days after the Closing Date (as such date may be extended from time to time at the sole discretion of the Lead Lender) and (ii) the date on which the Borrower shall have completed the formation of FMC and the transfer of all of the assets and liabilities constituting the Femtocell business in accordance with the terms set forth in the “Femtocell” section of this Term Sheet and the Separation Guidelines Memo (as defined below) to the satisfaction of the Lead Lender.

RANKING:	The Senior Loan will rank senior in right of payment to all other indebtedness of the Company. There will be no payment blockages, remedies blockages, restrictions on rights and privileges in bankruptcy, or any other restriction on the rights or remedies relating to the Senior Loan.

MANDATORY PREPAYMENT/ EXCESS CASH FLOW SWEEP:	An offer to prepay the Senior Loan is required with 100% of the net cash proceeds (pursuant to a definition to be mutually agreed) of (i) asset sales (subject to customary reinvestment rights and other than sales of inventory in the ordinary course of business, a sale of FMC and its subsidiaries and/or the assets of FMC and its subsidiaries (except that offers to prepay proceeds of such sale shall be required to the extent set forth in clause (ii) below) and other exceptions to be mutually agreed), (ii) sales of equity interests of FMC and its subsidiaries and sales of the assets or business of FMC and its subsidiaries outside the ordinary course of business, provided that the percentage of such net cash proceeds of a sale required to be offered to prepay the Senior Loan pursuant to this clause (ii) shall equal the percentage of the equity interests of FMC held directly or indirectly by Holdings prior to such sale, (iii) debt issuances (other than permitted debt) by Holdings and its subsidiaries (other than FMC and its subsidiaries), and (iv) any equity issuance (subject to exceptions to be mutually agreed for issuances to SAC PCG, or any co-investor as of the Closing Date, management pursuant to compensation agreements or incentive plans or pursuant to any pre-emptive rights or anti-dilution provisions associated with the foregoing) by Holdings and its subsidiaries (other than FMC and its subsidiaries).

In addition, the Company will be required to repay the Senior Loan with 75% of the Excess Cash Flow (which shall be defined in a manner to be mutually agreed, as Adjusted EBITDA (as defined on Annex I to this Term Sheet) for the relevant quarter, minus interest expense and loan servicing fees, capital expenditures (except to the extent the aggregate amount of capital expenditures so deducted from the calculation of Excess Cash Flow over any four quarter period would exceed $3,000,000), cash taxes, and voluntary prepayments of the Senior Loan, and adjusted for increases or decreases, as applicable, in net working capital (to be defined as accounts receivable minus accounts payable and operating accruals determined on a billing basis) for each quarterly period after the Closing Date, which amount shall be measured as at the last date of each such quarter (each such measurement date, a “Determination Date”) and shall be due and payable 45 days after such Determination Date and shall be delivered with reasonable supporting calculations and supporting materials. Notwithstanding the foregoing, the percentage of Excess Cash Flow the Company is required to apply to repay the Senior Loan shall be 100% for each quarter through and including the fourth quarter of 2012.

Mandatory prepayments will be made at the following prepayment premiums:
Year 1: 108.50%
Year 2: 107.50%
Year 3: 106.50%
Year 4: 104.50%

Year 5: 102.50%
Year 6: Par
Year 7: Par

Notwithstanding the foregoing, any Excess Cash Flow payment shall be limited to an amount that would not cause the Borrower to have a cash balance of less than $7.5 million (the “Minimum Balance”) on the consolidated balance sheet of the Borrower and its subsidiaries (other than FMC and its subsidiaries) as of the applicable Determination Date.

OPTIONAL PREPAYMENTS:	The Senior Loan may be repaid in whole or in part, in minimum principal amounts to be agreed, at any time after the third anniversary of the Closing Date (including by acceleration or an exercise of remedies by the Lenders or Agent) at the following prepayment premiums (plus accrued and unpaid interest):

Year 4: 107.00%
Year 5: 104.00%
Year 6: 101.00%
Year 7: Par

Notwithstanding any other provision to the contrary, except as expressly set forth with respect to Mandatory Prepayments above, no partial payments, whether attributable to acceleration or otherwise, may be made on the Senior Loans during the first three years of the Senior Loan. Any prepayment on the Senior Loans during the first three years of the Senior Loan shall be a payment in full of the Senior Loan and all other obligations arising in connection therewith, together with the unpaid interest and fees accrued thereon, and the premium applicable to such amount. The premium payable in connection with such prepayment in full shall be calculated as if such prepayment in full were occurring on the first date on which optional prepayments are permitted above (the “First Redemption Date”) and shall be equal to the prepayment premium that would have been payable on such First Redemption Date, plus all fees and interest that would have accrued through such First Redemption Date, in each case calculated as if the principal amount of the Senior Loan outstanding immediately prior to such prepayment in full remained outstanding and were optionally prepaid on such First Redemption Date.

The Borrower may also elect (prior to the Closing Date) to include a “catch-up” pre-payment in the Facilities Documentation after the fifth anniversary of the Closing Date to the extent necessary to ensure that the Senior Loan will not be subject to the AHYDO rules, including Section 163(i) of the Internal Revenue Code.

DIVIDENDS:	So long as no default or event of default has occurred and is continuing (or would result therefrom), and the Loan Parties have delivered the compliance certificate for the most recently ended quarter (commencing with the first quarter of 2013) demonstrating compliance with the maximum leverage ratio described below for such quarter, then, dividends may be distributed with respect to such quarter to equity holders (or constructively contributed by Holdings to Borrower and contemporaneously contributed by Borrower to FMC) within 10 days after any required prepayment of Excess Cash Flow for such most recently ended quarter, so long as the following two conditions are met: (i) the outstanding principal balance of the Senior Loan is below $100 million as of the date of the required prepayment of Excess Cash Flow for such quarter most recently ended; and (ii) LTM Adjusted EBITDA is above $90 million for the previous two quarterly periods, as certified by a financial officer of the Borrower (who shall also certify compliance with the other requirements of this paragraph). Dividends paid pursuant to this paragraph cannot exceed $10.0 million during any twelve month period until the Senior Loan is fully repaid, and in any quarter, the dividend permitted to be paid shall not equal an amount that, if paid as a dividend, would cause the cash balance as of the date of the required prepayment of Excess Cash Flow for such quarter most recently ended (giving pro forma effect to the payment of such dividend on such prepayment date) to be less than the Minimum Balance, provided that if the principal balance of the Senior Loan is below $50 million, such $10.0 million annual cap shall increase to $15 million.

So long as no default or event of default has occurred and is continuing (or would result therefrom), then (a) Borrower and Holdings may, with respect to any month ending on or prior to the end of 2012, at its election and in its sole discretion, make available to FMC up to $13.0 million in the aggregate (it being understood that Holdings and its subsidiaries shall not be obligated to FMC or its subsidiaries to provide any portion of such amount to FMC prior to actually making such amount available to FMC), and (b) Holdings may with respect to any month ending on or prior to the end of 2012 pay amounts (for the purposes described below in this paragraph) not exceeding $4.5 million for any such month and $9.0 million in the aggregate, and each such payment pursuant to this clause (b) shall only be permitted if (x) with respect to the first such month for which such payment is made, the principal balance of the Senior Loan as of such month-end is $75.0 million or less, and (y) with respect to the second such month for which such payment is made, the principal balance of the Senior Loan as of such month-end is $50.0 million or less, so long as (in the case of both clause (a) and (b)) the following three conditions are met: (i) the amount permitted to be paid with respect to any month shall not equal an amount that, if paid, would cause the cash balance to be less than the Minimum Balance; (ii) LTM Adjusted EBITDA is above $90 million for the relevant month most recently ended, as certified by a financial officer of the Borrower (who shall also certify compliance with the other requirements of this paragraph); and (iii) FMC shall have maintained at all times after the Closing Date an unrestricted cash balance of not less than $5.0 million. Amounts made available to FMC pursuant to clause (a) of this paragraph or paid pursuant to clause (b) of this paragraph (i) with respect to any month-end that is also a quarter-end, shall be made within 10 days after any required prepayment of Excess Cash Flow (which shall be calculated to exclude payments permitted under this paragraph and paid in respect of the relevant period (including, without duplication, such payments being made concurrently with such prepayment)) for such quarter and delivery of the compliance certificate for such quarter demonstrating compliance with the maximum leverage ratio described below for such quarter, and (ii) with respect to any other month-end, shall be made within 10 days after delivery of the unaudited monthly financial statements for such month required under the Facilities Documentation. Amounts made available to FMC pursuant to clause (a) of this paragraph are “Permitted FMC Distributions”, and amounts permitted to be paid pursuant to clause (b) of this paragraph shall be applied to satisfy preferred equity or notes of Holdings issued to certain sellers in connection with the Acquisition.

Notwithstanding the foregoing restrictions, Holdings and its subsidiaries shall be permitted to distribute the stock of FMC, so long as (x) an IPO of FMC has occurred, (y) no default or event of default has occurred and is continuing and (z) any such distribution is pro rata to the equity holders of Holdings.

CONDITIONS TO CLOSE:	Conditions precedent to the funding of the Senior Loan shall be limited to those specified in the ninth paragraph of the Commitment Letter and the following:

(i) execution and delivery of the Facilities Documentation consistent with the Commitment Letter and the Fee Letter and otherwise reasonably satisfactory in form and substance to the Borrower and the Lead Lender, subject to the ninth paragraph of the Commitment Letter;

(ii) the Lenders shall have received the audited financials of the Company for the period ending December 28, 2008 and unaudited financials for the most recent month ended at least 30 days prior to the Closing Date with year-to-date financial statements through such month, and since December 28, 2008, there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement), except, solely in respect of the period up to and including the date of the Merger Agreement, as disclosed in any Company SEC Report (as defined in the Merger Agreement) filed on or after December 31, 2008 and prior to the date of the Merger Agreement (the “Filed Company SEC Reports”) (other than disclosure in such Company SEC Reports referred to in the “Risk Factors” and “Forward Looking Statements” sections thereof or any other disclosures in the Filed Company SEC Reports which are forward-looking in nature);

(iii) [intentionally omitted];

(iv) the Company’s Adjusted EBITDA for the latest twelve months ended at least 30 days prior to the Closing Date shall not be less than $95.0 million;

(v) SAC PCG and its affiliates and other investors (so long as SAC PCG is the owner of the economic interest in, and has the power to vote or direct the voting of, 51% or more of all equity of Holdings, the Borrower and Company, and each of their respective subsidiaries) shall have invested cash equity (such equity to be solely in the form of membership interests which are not disqualified equity interests (having the meaning customarily given to such term, including that such interests (x) are not mandatorily redeemable on any scheduled date, (y) are not redeemable at the option of the holder and (z) do not require scheduled payments of dividends or distributions in cash or property)) in Holdings representing

(inclusive of management equity rolled over in connection with the Acquisition) not less than 42.5% of the pro forma capitalization of Holdings, Borrower and the Company, and each of their respective subsidiaries, plus the amount, if any, by which the costs and expenses related to the Transactions exceed $25 million; and no financing other than the Senior Loan and the aforementioned equity financing will be required in connection with the Transactions;

(vi) subject to the ninth paragraph of the Commitment Letter, all documents and instruments required to create and perfect the Agent’s security interest in the Collateral shall have been executed and delivered and, if applicable, be in proper form for filing, and the Agent shall have received UCC lien searches demonstrating the absence of any other liens or mortgages on the Collateral (other than liens permitted under the Facilities Documentation);

(vii) the Merger Agreement Representations referred to in the ninth paragraph of the Commitment Letter and the Specified Representations shall be true and correct in all material respects;

(viii) the Acquisition shall have been consummated on the terms set forth in the Merger Agreement (and (x) no provision of the Merger Agreement shall have been waived, amended, supplemented or otherwise modified, and (y) Air Newco and its affiliates shall not have exercised any consent right under section 5.1 of the Merger Agreement, in any case described in clause (x) or (y) in a manner in any material respect adverse to the interests of the Lenders without the consent of the Lead Lender), and the purchase price initially set forth in the Merger Agreement shall not have been increased without the consent of the Lead Lender;

(ix) the Borrower shall have paid all fees and expenses then owing to the Lead Lender, the Agent and the Lenders hereunder and under the Fee Letter;

(x) the Lead Lender and the Agent shall have received, at least 5 business days prior to the Closing Date, all documentation and other information that the Lead Lender has requested in a reasonable time prior thereto to satisfy requirements by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act;

(xi) the Lenders shall have received customary closing certificates, legal opinions, solvency certificates, evidence of authority, corporate documents and officer’s incumbency certificates, and evidence of insurance;

(xii) after giving effect to the Transactions and the payment of fees and expenses on the Closing Date, the Borrower shall have a cash balance equal to or greater than the Minimum Balance (not including in such amount the $15.0 million which will be held on the Closing Date by the Borrower or Holdings to fund FMC);

(xiv) the Lead Lender shall have received a sources and uses and funds flow for the Acquisition and the Transactions consistent with the conditions to the Closing Date; and

(xv) concurrently with funding of the Senior Loan, the Lenders shall have been issued, on a pro rata basis, equity constituting 5% of the membership interests of Holdings (which may be diluted by management options representing up to 3.5% of the membership interest of Holdings), which equity interests shall have the same terms as the equity interests issued on the Closing Date to certain Lenders and/or their affiliates pursuant to their co-investment in Holdings.

The Facilities Documentation shall not contain any conditions precedent other than the conditions precedent set forth in the ninth paragraph of the Commitment Letter and in this “Conditions to Close” section of this Term Sheet.

FINANCIAL COVENANTS:	Limited to:

Total Leverage Ratio:

The Total Leverage Ratio will be calculated on a quarterly basis and will be the ratio of Total Debt (to be defined to include only debt for borrowed money and capital leases and excluding all debt at FMC and its subsidiaries) as of the last day of such quarter to Adjusted EBITDA of the Borrower and its consolidated subsidiaries (other than FMC and its subsidiaries) for the four quarter period ended on such last day.

Covenant levels for this ratio are presented in Exhibit C attached to the Commitment Letter.

If the Company is not in compliance with the Total Leverage Ratio covenant for at least two consecutive quarters, then the Lenders shall have the right to exercise typical default remedies (including default interest). The Company may not distribute any dividends to equity holders at any time that it is not in compliance with a single quarterly covenant compliance test.

The compliance certificate and related unaudited quarterly financial statements will be due 45 days following the end of each fiscal quarter, including year end; provided that year end compliance certificates and financial statements will be subject to year-end adjustments.

NEGATIVE COVENANTS:	Customary for transactions of this type (to be applicable to Holdings and its subsidiaries (other than FMC and its subsidiaries except as specified below) and to include customary exceptions, including basket exceptions to be mutually agreed, in each case, where appropriate) and limited to the following:

- Limitations on debt, disqualified stock (i.e., having no cash dividends prior to the one year anniversary of the maturity of the Senior Loan and otherwise having the meaning customarily given to such term) and guaranty obligations;

- Limitations on liens and additional negative pledges;
- Limitations on investments;

- Limitations on asset dispositions and issuance or disposition of subsidiary equity interests;

- Limitations on mergers and acquisitions;

- Limitations on fundamental changes;

- Limitations on subsidiary dividend blockers;

- Limitations on dividends and restricted payments;

- Limitations on transactions with affiliates;

- Limitations on conduct of business;

- Limitations on modifications to organizational documents, material modifications to the Merger Agreement that are adverse to the interests of the Lenders, and any modification (which shall include (x) changes to those services and fees expressly agreed to at closing of the Senior Loan and (y) any services and fees negotiated or agreed upon after closing of the Senior Loan) to the management and other fee arrangements between the Loan Parties and SAC PCG (which fee arrangements shall be satisfactory to the Lead Lender at closing of the Senior Loan);

- Limitations on change of control;

- Limitations on Holdings’ activities;

- No change in fiscal year;

- Limitations on Loan Party transactions with FMC and its subsidiaries in accordance with the terms set forth in the “Femtocell” section of this Term Sheet and the Separation Guidelines Memo;

- Limitations on conduct of business in respect of FMC prior to FMC becoming a separate direct or indirect subsidiary of Holdings in accordance with the terms set forth in the “Femtocell” section of this Term Sheet, Annex II and the Separation Guidelines Memo; and

- Limitations on liens and debt of FMC and its subsidiaries (other than (i) unsecured debt with no principal payments earlier than one year after the maturity date of the Senior Loan and (ii) a senior working capital facility not exceeding an amount to be mutually agreed upon secured by current assets of FMC and its subsidiaries).

AFFIRMATIVE COVENANTS:	Customary for transactions of this type (to be applicable to Holdings and its subsidiaries (other than FMC and its subsidiaries except as specified below) and to include customary materiality qualifiers and other exceptions, in each case, where appropriate and mutually agreed) and limited to the following:

- Customary notices (including notices of default, material litigation and amendments to material agreements, ERISA events and environmental notices) and reporting of specified events to be mutually agreed;

- Maintenance of insurance;
- Compliance with laws and regulations (including but not limited to environmental laws and pension laws), including with respect to FMC and its subsidiaries;
- Use of proceeds;

- Covenants relating to the maintenance of properties, proper books and records, corporate existence, qualification to do business, and payment of taxes and claims that could become Liens on the Loan Parties’ property;

- Financial Information: Lenders will receive un-audited financial statements (including DOM shipment reports) monthly and quarterly and audited financial statements annually, in each case, prepared in accordance with GAAP (other than the absence of footnotes on unaudited statements and monthly financials shall be prepared on a billings basis), with quarterly and annual financial statements to be accompanied by an officer’s no default certificate and annual financial statements to be accompanied by an accountant’s unqualified audit opinion and no default letter. Lenders will also receive annually a quarterly budget for the coming year;

- Inspection Rights: Agent and Lenders (coordinated through the Lead Lender) will have customary inspection and visitation rights upon reasonable notice and at reasonable times during normal business hours (but no more frequently than once per year (for the Lenders as a whole) unless an event of default has occurred and is continuing);

- Covenant for Borrower to use commercially reasonable efforts to achieve the milestones set forth on Annex II for the separation of the Femtocell business into separate subsidiaries (it being understood and agreed that the failure to achieve such milestones shall not constitute a default or event of default so long as Borrower is using commercially reasonable efforts to achieve such milestones, and that Borrower shall not be deemed in breach of such covenant solely as a result of deferring payment of amounts necessary or advisable to obtain from third parties the assignment or modification of agreements in order to achieve a relevant milestone);

- Covenant for Borrower to report on a monthly basis the progress of efforts to achieve the milestones set forth on Annex II1 and to promptly respond to all reasonable requests for information and access from the Lead Lender and its counsel in respect of such progress and achievement of such milestones and the separation of the legal, business and financial affairs of FMC and its subsidiaries from those of Holdings and its other subsidiaries in accordance with the terms set forth in the “Femtocell” section of this Term Sheet and the Separation Guidelines Memo;

- Covenant for FMC and its subsidiaries to maintain (x) separate accounts and records after the Separation Date in accordance with the terms set forth in the “Femtocell” section of this Term Sheet and the Separation Guidelines Memo, and (y) not less than $7.5 million of unrestricted cash (out of the $15 million held on the Closing Date) allocated to the Femtocell business at all times prior to the Separation Date;

- Covenant for Holdings and the other Loan Parties to cause FMC to at all times maintain unrestricted cash of $5 million after the Separation Date;

- Covenant for Holdings and the other Loan Parties, from and after the Separation Date, to, and to cause FMC and its subsidiaries to, take all actions required to maintain the separation of the legal, business and financial affairs of the Borrower and the Loan Parties, on the one hand, from the legal, business and financial affairs of FMC and its subsidiaries, on the other hand, in accordance with the terms set forth in the “Femtocell” section of this Term Sheet and the Separation Guidelines Memo attached hereto as Annex III and incorporated by

[1]	It is understood and agreed that, following consultation with local counsel, the milestones set forth in Annex II hereto are subject to reasonable revisions prior to the Closing Date as required by applicable law based on the advice of local counsel.

reference herein; and covenant for Holdings and the other Loan Parties to cause FMC to indemnify Holdings and the other Loan Parties from the failure of FMC or its subsidiaries to do the foregoing; and

- Customary further assurances with respect to Collateral matters, including with respect to obtaining and perfecting liens on Collateral acquired after the Closing Date and obtaining guaranties from newly formed or acquired subsidiaries.

FEMTOCELL:	As soon as reasonably practicable and in any event prior to the 180th day following the Closing Date or such later date as the Lead Lender shall agree in its sole discretion, (i) Holdings or one of its subsidiaries will form a new separate subsidiary (which shall initially be wholly owned, directly or indirectly, by Holdings except to the extent a de minimis percentage of equity to be mutually agreed upon may be held by other persons for tax planning purposes and an aggregate amount of up to 7% of the equity of FMC issued pursuant to employee stock ownership plans or incentive or compensation plans for employees, officers and directors of Holdings and its subsidiaries who provide services to FMC and its subsidiaries (collectively, the “FMC Employee Equity”)) to operate the Femtocell business (“FMC”), it being understood that FMC may have one or more wholly-owned subsidiaries engaged solely in the Femtocell business, (ii) Holdings shall fund FMC with an aggregate amount not to exceed $15.0 million (or such greater amount as the Lead Lender may agree to in its sole discretion) of cash on hand as of the Closing Date, which amount the executive officers of FMC and the Borrower shall certify constitutes adequate capital for FMC and its subsidiaries in light of their contemplated business operations, and (iii) Holdings and its subsidiaries shall transfer (or license, sub-license, provide services pursuant to a transition services agreement or make similar arrangements with respect to) all of the assets and liabilities constituting the Femtocell business (other than non-material assets and non-material liabilities identified to and acceptable to the Lead Lender and other assets and liabilities the assignment of which requires consent from a counterparty that have not been obtained following the use of commercially reasonable efforts to obtain such consents) to FMC and its subsidiaries.

After the Separation Date, (x) Holdings and its subsidiaries shall be permitted to provide additional funding to FMC and its subsidiaries only (a) by utilizing (i) Permitted FMC Distributions and (ii) amounts available under the other dividend exceptions described above in the first paragraph under the heading “Dividends” or (b) from equity contributions or additional equity purchases by direct or indirect holders of Holdings’ equity, the proceeds of which are used to make equity contributions to FMC and/or to make purchases of FMC equity (by equity contributions through and/or purchases of the equity of the intervening direct and indirect subsidiaries of Holdings, if any, that directly or indirectly own the equity interests of FMC), and (y) FMC shall be permitted to issue equity securities directly to persons other than Holdings and its subsidiaries only if (1) such equity securities are FMC Employee Equity or (2) each equity holder of Holdings at such time has the right and the opportunity to purchase a pro rata share of such securities of FMC on the same terms based on such holder’s beneficial indirect share of ownership (through Holdings) of the outstanding equity interests in FMC prior to such issuance, and in the event that such holder does not wish to exercise its full pro rata share of participation rights, the other holders may take up on a pro rata basis the unacquired allocation of the holder that did not exercise its full pro rata share.

On the Separation Date, Holdings and the Borrower shall provide, at Borrower’s expense, such certifications by the chief executive officer and chief financial officers of Borrower and FMC (in their capacity as such officer and also on behalf of the Borrower and FMC) as the Lead Lender may reasonably request, in form and substance reasonably satisfactory to the Lead Lender (the “Non-Consolidation Certifications”).

It shall be an Event of Default if, as of the Separation Date, the Lead Lender is not satisfied, acting in good faith, that the legal, business and financial affairs of FMC and its subsidiaries, on the one hand, have been separated from the legal, business and financial affairs of Holdings and its other subsidiaries, on the other hand, in accordance with the terms set forth in the “Femtocell” section of this Term Sheet and the Separation Guidelines Memorandum.

Following the Separation Date, (i) the arrangements for maintaining the corporate separateness of FMC and its subsidiaries, on the one hand, from Holdings and its other subsidiaries, on the other hand, shall be on the terms set forth in the “Femtocell” section of this Term Sheet and the Separation Guidelines Memorandum; (ii) FMC and its subsidiaries will not be subject to covenants in the Facilities Documentation (except as set forth above under “Affirmative Covenants” and “Negative Covenants”) and will not be included in the calculation of financial covenants before or after the Separation Date; and (iii) FMC and its subsidiaries shall not be permitted to receive any funds as capital contributions, advances or otherwise from Holdings and its other subsidiaries, except that FMC and its subsidiaries may receive such funds from Permitted FMC Distributions, amounts available under the other dividend exceptions described above in the first paragraph under the heading “Dividends”, and equity contributions or equity purchases by direct or indirect holders of Holdings’ equity as set forth above, and in each such case in a manner consistent in all material respects with the Separation Guidelines Memo, whether or not the arrangements contemplated by the Separation Guidelines Memo are in effect as of the date of such receipt.

Transactions between Holdings and its other subsidiaries, on the one hand, and FMC and its subsidiaries, on the other hand, will at all times be made on an arms-length basis and, with respect to transactions pursuant to which (x) Holdings or its subsidiaries (other than FMC and its subsidiaries) make or are liable (or contingently liable) to make payments or transfer assets to FMC or its subsidiaries, (y) FMC or its subsidiaries make or are liable (or contingently liable) to make payments or transfer assets to Holdings or its other subsidiaries, or (z) Holdings or any of its subsidiaries (other than FMC and its subsidiaries), on the one hand, or FMC (or its subsidiaries), on the other hand, makes payments or becomes liable (or contingently liable) to make payments (or otherwise satisfy liabilities) to third parties for which the other is liable, agreements related to such transactions shall be in writing, notice of such transactions shall be provided to the Agent and Lead Lender above a specified threshold to be mutually agreed, and such transactions shall be subject to individual and aggregate dollar limitations to be mutually agreed (it being understood that the Guarantees and Collateral of FMC and its subsidiaries securing such Guarantees shall not be subject to this sentence). To the extent these arms-length arrangements consist of allocations of shared overhead or other expenses, the allocations will be made to the extent practical on the basis of actual use or value of services rendered and otherwise on a basis reasonably related to actual use or the value of services rendered.

Notwithstanding anything herein to the contrary, to the extent that this Term Sheet and/or the Separation Guidelines Memo contemplate or require that an FMC Party (as defined in the Separation Guidelines Memo) provide an indemnity for the benefit of a Credit Party (as defined in the Separation Guidelines Memo), a guarantee of or collateral to secure the Senior Loan or any similar arrangement, such indemnity, guarantee, provision of collateral or arrangement shall be considered consistent with the separation requirements of this Term Sheet and the Separation Guidelines Memo.

MODIFICATIONS:	Lenders holding a majority of the Senior Loan then outstanding are required to approve covenant amendments and waivers; provided that, 100% approval of Lenders (or the affected Lenders, as applicable) is required to amend the coupon, principal, maturity, pro rata repayment provisions, relevant prepayment penalties or the release or subordination of the Agent’s liens on all or substantially all of the Collateral; it being acknowledged, for the avoidance of doubt, that an amendment to any permitted lien covenant or the grant of a priming lien to a debtor-in-possession lender or the release of cash collateral in a bankruptcy proceeding shall not constitute a release or subordination of the Agent’s liens on all or substantially all of the Collateral, and shall only require the affirmative vote of Lenders holding a majority of the Senior Loan then outstanding.

EVENTS OF DEFAULT:	Customary for transactions of this type (to be applicable to Holdings and its subsidiaries (other than FMC and its subsidiaries after the Separation Date)) or, solely to the extent set forth in this Term Sheet, unique to this transaction and including customary grace periods and other exceptions, in each case, where appropriate and mutually agreed, it being agreed that the failure to comply with the affirmative covenant to establish FMC as a separate subsidiary on or before the Separation Date shall be subject to no cure period) and limited to the following: nonpayment of principal when due; nonpayment of interest, fees or other amounts after a customary grace period; material inaccuracy of representations and warranties; violation of other covenants; failure as of the Separation Date to separate the FMC legal, business and financial affairs from the legal, business and financial affairs for the Borrower and the other Loan Parties, on the terms set forth in the “Femtocell” section of this Term Sheet and the Separation Guidelines Memorandum, as determined by the Lead Lender in good faith; cross-default and cross-acceleration to other material debt; bankruptcy events; certain ERISA events; material judgments; actual or asserted material invalidity of any material Guarantee or security document.

ASSIGNMENTS:	After the Closing Date, Lenders may assign all or any portion (subject to customary minimum amount requirements) of their share of the Senior Loan (i) to their affiliates, (ii) to other Lenders, or (iii) to one or more financial institutions or other accredited investors (in each case other than Excluded Lenders), provided that assignments described in clause (iii) shall require notice to the Borrower and the consent of the Lead Lender (which consent shall not be unreasonably withheld or delayed), except that such consent shall not be required during the continuance of an event of default under the Facilities Documentation. Additionally, after the Closing Date the Lenders will have the right to sell participations, subject to customary limitations on voting rights, in their respective shares of the Senior Loan.

EXPENSES:	The Borrower will pay (a) the Expenses to the extent required by the Commitment Letter and all reasonable, documented and invoiced out-of-pocket expenses of the Agent and the Lead Lender associated with the administration of the Facilities Documentation and any amendment or waiver with respect thereto (including, without limitation, reasonable fees, disbursements and other charges of counsel) and (b) all reasonable and documented out-of-pocket expenses of the Agent and the Lenders (including, without limitation, the reasonable fees, disbursements and other charges of counsel) after the occurrence of a default or an event of default or in connection with the enforcement of the Facilities Documentation.

INDEMNIFICATION:	The Facilities Documentation will contain customary indemnification and exculpation provisions.

GOVERNING LAW:	State of New York.

ANNEX I
Adjusted EBITDA
[Financial Definitions attached]

          “Adjusted EBITDA” shall mean, for any period (taken as a single accounting period):
     (1) that includes any of the fiscal months March 2009, April 2009, May 2009, June 2009, July 2009, August 2009, September 2009 and October 2009, $8,766,000, $18,046,000, $2,295,000, $2,741,000, $6,477,000, $79,000, $12,025,000 and $15,264,000, respectively, for such applicable fiscal month(s) in such period, and
     (2) that includes the fiscal month November 2009 and/or any fiscal quarter or fiscal month (as applicable) thereafter that ends on or prior to the Separation Date, earnings before interest, tax, depreciation and amortization for the EVDO business of the Company and its subsidiaries for such applicable fiscal quarter(s) and/or fiscal month(s) in such period, calculated using the same methods, policies, procedures and allocation methodology as was used by the Company in determining Adjusted EBITDA for the EVDO business during fiscal year 2008 as shown in Exhibit A hereto (it being understood that the depreciation expense add-back for the EVDO business unit shall include (x) that portion of the depreciation expense directly allocated to the EVDO business unit, and (y) depreciation expenses allocated to the EVDO business unit as shown in Exhibit B hereto), plus, without duplication and only to the extent deducted in the calculation of earnings for the EVDO business for such period, the items enumerated under clause (3)(a) below, less, without duplication and only to the extent added in the calculation of earnings for the EVDO business for such period, the items enumerated under clause (3)(b) below; and
     (3) that includes any fiscal quarter(s) ending after the Separation Date, the Consolidated Net Income for such applicable fiscal quarter(s) in such period, plus:
          (a) without duplication and to the extent already deducted (and not added back) in arriving at such Consolidated Net Income, the sum of the following amounts for such period:
          (i) total interest expense (net of interest income and gains), including any prepayment premiums and penalties paid with respect to the Senior Loan, and bank and letter of credit fees,
          (ii) provision for taxes based on income or profits, including federal, foreign, state, franchise and similar taxes (including excise taxes imposed by any jurisdiction in the nature of income or franchise taxes) paid or accrued during such period (including in respect of repatriated funds),
          (iii) depreciation and amortization (including amortization of capitalized software expenditures and amortization of deferred financing fees or costs), excluding amortization of a prepaid cash item that was paid in a prior period,
          (iv) non-cash charges or expenses (excluding any non-cash charges or expenses to the extent that such charges or expenses represent amortization of a prepaid cash item that was paid in a prior period), including any impairment charge or asset write-off or write-

down related to intangible assets (including goodwill) and long-lived assets in accordance with GAAP,
          (v) extraordinary losses in accordance with GAAP, provided that the aggregate amount added back in calculating Adjusted EBITDA for all periods pursuant to this clause (v) shall not exceed $5,000,000,
          (vi) operating expenses directly attributable to the implementation of cost savings initiatives, non-recurring or unusual charges or the pro rata annual salary and benefits of terminated employees, provided that the aggregate amount added back in calculating Adjusted EBITDA for all periods pursuant to this clause (vi) shall not exceed $10,000,000,
          (vii) the fees and related expenses in such period to (or on behalf of) SAC PCG pursuant to the management and fee agreement between the Loan Parties and SAC PCG to the extent permitted to be paid under the Facilities Documentation,
          (viii) (A) losses on asset sales, disposals or abandonments (other than asset sales, disposals or abandonments in the ordinary course of business), and (B) net losses (if any) from discontinued operations in accordance with GAAP, solely to the extent such losses arise in connection with a disposition (or proposed disposition) of FMC and its subsidiaries following the Separation Date that is permitted under the Facilities Documentation,
          (ix) tax penalties, fees and interest associated with the Borrower’s tax position paid or accrued during such period, to the extent such penalties, fees and interest have been reimbursed by insurance proceeds or are covered by insurance provided by a solvent insurance company that has not denied coverage thereof,
          (x) tax penalties, fees and interest associated with the Borrower’s tax position paid or accrued during such period, provided that the aggregate amount added back in calculating Adjusted EBITDA for all periods pursuant to this clause (x) shall not exceed $5,000,000, and
          (xi) costs to defend (and insurance premiums) associated with the Borrower’s tax position paid or accrued during such period, provided that the aggregate amount added back in calculating Adjusted EBITDA for all periods pursuant to this clause (xi) shall not exceed $5,000,000;
          less
          (b) without duplication and to the extent included in arriving at such Consolidated Net Income, the sum of the following amounts for such period:
          (i) extraordinary gains and unusual or non-recurring gains,
          (ii) non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item in any prior period (unless such accrual or reserve was added back in the calculation of Consolidated Net Income or Adjusted EBITDA in such prior period),
          (iii) the aggregate amount of cash payments made during such period in respect of any non-cash accrual, reserve or other non-cash charges or expenses accounted for in a prior period which were added to Adjusted EBITDA, and
          (iv) (A) gains on asset sales, disposals or abandonments (other than asset sales, disposals or abandonments in the ordinary course of business), and (B) net gains (if any) from discontinued operations in accordance with GAAP, solely to the extent such gains arise in connection with a disposition (or proposed disposition) of FMC and its subsidiaries following the Separation Date that is permitted under the Facilities Documentation;
          in each case, as determined on a consolidated basis for the Borrower and its subsidiaries (other than FMC and its subsidiaries) in accordance with GAAP (unless otherwise noted as being determined on a billings basis).
Definitions Used in “Adjusted EBITDA” and Other Related Definitions
          “Consolidated Net Income” shall mean, for any period, the net income (loss) of the Borrower and its subsidiaries (other than FMC and its subsidiaries) for such period determined on a consolidated basis in accordance with the product and services billings methodology applied and described in the Company’s historical filings with the Securities and Exchange Commission, excluding, without duplication, to the extent included otherwise in the calculation of such net income (loss) for such period (a) the cumulative effect of a change in accounting principles during such period to the extent included in Consolidated Net Income, (b) in the case of any period that includes a period ending on or prior to the end of the fourth fiscal quarter ending after the Closing Date, to the extent not capitalized, Transaction expenses and accruals and reserves that are established or adjusted as a result of the Transactions in accordance with GAAP in an aggregate amount for all periods not to exceed $25,000,000, (c) stock-based award compensation expenses, (d) the income (or loss) of any Person (other than a subsidiary of the Borrower) in which any other Person (other than the Borrower or any of its subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to the Borrower or any of its subsidiaries by such Person during such period, (e) the income (or loss) of any Person accrued prior to the date it becomes a subsidiary of the Borrower or is merged into or consolidated with the Borrower or any of its subsidiaries or that Person’s assets are acquired by the Borrower or any of its subsidiaries, and (f) except to the extent of the amount of dividends or other distributions actually paid to the Borrower or any of its subsidiaries by such Person during such period, the income of any subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by that subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that subsidiary. There shall be excluded from Consolidated Net Income for any period the effects from applying purchase accounting, including applying purchase accounting to inventory, property and equipment, software and other intangible assets and deferred revenue required or permitted by GAAP and related authoritative pronouncements, as a result of the Transactions.
          “Person” shall mean and include natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and government authorities.
          “Separation Date” shall mean the date that is the earlier of (i) the date that is 180 days after the Closing Date (as such date may be extended in accordance with the terms of the Facilities Documentation) and (ii) the date on which the Borrower shall have completed the formation of FMC and the transfer of all of the assets and liabilities constituting the Femtocell business in accordance with the requirements in the Facilities Documentation.

EXHIBIT A

[attached]

$’000	EVDO

FY2008

Billings:
Product Billings:	135,079
NRE Billings	5,022

TOTAL BILLINGS	$140,101

Cost of Billings
Product COGS	2,220
NRE COGS	2,387
Tech Support	2,607
Sustaining	2,486
Operations	—
IT/Facilities	601
Total Other COGS	5,694

TOTAL COST OF BILLINGS	$10,301

Product Gross Margin:
Product GM $	$132,859

Overall Gross Margin:
Overall GM $	$129,800
Operating Expenses
Direct R&D	24,439
Ops	6
HWCore	—
Core	1,154
Arch & Strag	653
India Admin	1,130
UK Admin	—
Research	1,094
IT/Facilities	2,660
Total Allocated R&D	6,697
R&D Expenses	31,135

Product Line Margin	$98,665

Sales	1,517
Trial Support	—
Mktg/BizDev	1,112
IT/Facilities	49
Total Sales and Marketing	2,678
G&A	3,432

IT/Facilities	163
G&A	3,595

Total Operating Expenses	37,409
Stock Comp
Amortization

Operating Income	$92,391

Add: Amortization of intangibles
Add: Depreciation	1,077

EBITDA , as reported (billings basis)	$93,468

EXHIBIT B
[attached]

Depreciation Expense 2009		2009 Actuals
(Dollars)		January	February	March	April	May	June	July	August	September	October
EVDO		36,528	35,392	63,741	63,864	64,805	64,136	62,738	75,554	75,505	83,312
UAG		22,979	22,980	22,951	21,057	13,165	13,184	13,174	13,183	13,174	9,993
Picasso CDMA		7,256	7,260	7,177	7,214	7,254	7,308	7,279	9,929	9,914	9,977
Picasso UMTS		32,508	32,029	32,685	33,015	34,047	36,559	36,747	37,274	36,774	36,152
RN Access		961	961	961	961	961	961	961	961	961	961
Core		858	—	—	—	—	—	—	—	—	—
Engr Admin		19,864	19,844	19,064	19,511	19,996	20,070	18,954	19,138	18,957	19,387
Sub-Total		120,953	118,466	146,579	145,621	140,228	142,218	139,853	156,039	156,135	160,631
Research		1,367	1,367	1,367	—	—	—	—	—	—	—
Tech Support		1,374	1,374	1,374	1,374	1,374	2,256	2,256	2,256	2,256	2,256
Mktg		9,169	8,639	8,639	8,639	8,639	8,639	8,639	8,639	4,472	4,472
Ops		3,457	3,457	4,126	3,625	3,625	3,625	3,625	3,625	13,633	13,633
MIS		9,329	9,329	7,160	7,160	7,160	7,160	8,196	4,977	3,705	3,705
Facilities		101,898	101,898	101,898	102,149	102,149	101,785	101,785	101,416	101,137	101,137
G&A Parent		3,053	3,053	3,053	3,053	3,053	3,053	3,053	3,053	3,053	3,053
Sub-Total		129,648	129,118	127,618	126,000	126,000	126,518	127,554	123,966	128,257	128,256
Total Expenses		250,601	247,584	274,197	271,621	266,228	268,736	267,407	280,005	284,391	288,888

Depreciation by BU

EVDO
EVDO Direct		36,528	35,392	63,741	63,864	64,805	64,136	62,738	75,554	75,505	83,312
Allocated R&D	52%	11,986	11,529	11,124	10,645	10,898	10,936	10,356	10,451	10,357	10,581
Tech Suppot	40%	549	549	549	549	549	902	902	902	902	902
Mktg	13%	1,192	1,123	1,123	1,123	1,123	1,123	1,123	1,123	581	581
Ops	0%	—	—	—	—	—	—	—	—	—	—
MIS	58%	5,411	5,411	4,153	4,153	4,153	4,153	4,753	2,886	2,149	2,149
Facilities	58%	59,101	59,101	59,101	59,247	59,247	59,035	59,035	58,821	58,660	58,660
G&A Parent	45%	1,374	1,374	1,374	1,374	1,374	1,374	1,374	1,374	1,374	1,374

EVDO BU		116,141	114,480	141,166	140,955	142,149	141,660	140,282	151,113	149,529	157,560

Exhibit C
Maintenance Covenant Projections — Updated Deal
Sponsor Base Case Projections

	PF LTM	Projected Quarter / Fiscal Year Ended
	12/31/2009	Q1 -‘10	Q2 -‘10	Q3 -‘10	Q4 -‘10	2010	Q1 -‘11	Q2 -‘11	Q3 -‘11	Q4 -‘11	2011	Q1 -‘12	Q2 -‘12	Q3 -‘12	Q4 -‘12	2012	Thereafter

Total Debt	$170.0					$128.0					$72.3					$7.7
Adj. EBITDA	96.7	28.5	27.3	28.3	29.7	113.8	25.7	29.5	29.4	26.4	110.9	27.4	27.4	27.4	27.4	109.6
LTM Adj. EBITDA	96.7	105.5	110.1	123.2	113.8	113.8	110.9	113.1	114.2	110.9	110.9	112.7	110.6	108.6	109.6	109.6

Projected Leverage Ratio	1.8x	1.6x	1.5x	1.4x	1.1x	1.1x	1.2x	1.1x	1.1x	0.7x	0.7x	0.6x	0.7x	0.7x	0.1x	0.1x

Total Leverage Covenant	2.1x	2.0x	2.0x	2.0x	1.75x	1.75x	1.30x	1.30x	1.30x	1.05x	1.05x	0.80x	0.80x	0.80x	0.60x	0.60x	0.40x

Implied “Cushion” (1)	20.0%	23.2%	28.6%	43.9%	55.6%	55.6%	12.6%	14.9%	16.0%	61.2%	61.2%	24.7%	22.4%	20.2%	754.3%	754.3%
Implied EBITDA	80.6	85.6	85.6	85.6	73.1	73.1	98.5	98.5	98.5	68.8	68.8	90.3	90.3	90.3	12.8	12.8

(1)	Note: Q1-Q3 “Cushion” calculated based on prior year end Total Debt balance.